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                     CORP BANCA: FOURTH QUARTER RESULTS 2005

Santiago, Chile, January 30, 2006 - CORP BANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its results for the fourth quarter and fiscal year 2005, ended December 31, 2005. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Peso amounts are expressed in Chilean pesos as of December 31, 2005, while percentages are expressed in real terms. U.S. dollar amounts were translated from Chilean pesos at a rate of Ch$514.21 per U.S. dollar, the Central Bank of Chile's observed exchange rate as of December 31, 2005.


Executive Summary

                                   CORP BANCA

>>  Analysis of Results

Fourth Quarter of 2005

Corp Banca's net income for the fourth quarter of 2005 decreased by Ch$681 million, or 5.0% (Ch$0.23 per share or US$2.20 per ADR), when compared to the same period in 2004. The decrease was mainly due to a Ch$1,799 million decrease in net loss from price-level restatement caused by a lower consumer price index
(CPI) for the period, and a Ch$954 million decrease in gross margin.

Our efficiency ratio dropped from 40.8% for the fourth quarter of 2004 to 42.1% for the fourth quarter of 2005 due to an increase of Ch$119 million in operating expenses and to the same reasons for the decrease in net income. Similarly, gross margin over interest-earning assets (total loans and financial investments) fell from 5.0% to 4.6% for the same period.

Due to the decrease in gross margin, Corp Banca's return on equity for the fourth quarter of 2005 fell to 14.4%, compared to 16.0% for the fourth quarter of 2004. On a pre-tax basis, these ratios were 19.7% and 16.7% for the fourth quarters of 2004 and 2005, respectively.

Return on interest-earning assets also decreased, from 1.8% for the fourth quarter of 2004 to 1.6% for the fourth quarter of 2005. On a pre-tax basis this represents a decrease from 2.2% for the fourth quarter of 2004 to 1.8% for the fourth quarter of 2005.

Year Ended December 31, 2005

Corp Banca posted net income of Ch$52,633 million (Ch$0.23 per share or US$2.26 per ADR) for 2005, representing a 0.1% increase compared to net income of Ch$52,595 million for 2004. On a pre-tax basis, Corp Banca had net income of Ch$63,362 million for 2005, reflecting an increase of 6.8% compared to 2004. The difference between net income and pre-tax income reflects an income tax provision at the beginning of the second half of 2004 following the full utilization of tax loss carryforwards relating to subordinated debt of the Central Bank of Chile held by Corp Banca.

For 2005, Corp Banca maintained its position as one of the most efficient banks in the Chilean banking sector among its peers of comparable size in terms of loan portfolio and markets served, with a consolidated efficiency ratio (operating expenses over gross margin) of 40.0% and a non-

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consolidated efficiency ratio of 40.9%, compared to an efficiency ratio of 54.1%
for the Chilean banking sector.

Return on equity dropped from 15.6% for 2004 to 14.8% for 2005. This decrease was due in part to the increase in Corp Banca's capital base as a result of the capitalization of 50% of its 2004 net income and to the impact of the recordation of tax provisions in the second half of 2004 following the full utilization of tax loss carryforwards. On a pre-tax basis, Corp Banca's return on equity for 2005 was 17.9% compared to 17.6% for 2004.

>>  Business Activity

Total loans, net of interbank loans as of December 31, 2005 increased by 12.3% to Ch$2,818.6 million compared to 2004.

In order to continue being profitable, Corp Banca's strategy has been to concentrate its efforts in growing its loan portfolio with housing mortgages loans, consumer loans and credit cards (which have higher financial margins) and increasing general financial services for the small and medium-sized corporate business sectors. These efforts have lead to a drop in Corp Banca's activities in the corporate and large company sector (where operations have lower financial margins). Corp Banca's total market share decreased from 6.5% as of December 31, 2004 to 6.4% as of December 31, 2005.

As of December 31, 2005, Corp Banca had a risk index (allowances for loan losses over total loans) of 1.56%, which compares favorably to 1.70% as of December 31, 2004, and which is slightly better than the 1.61% risk index of the Chilean banking sector.

>>  Financing

Due to Corp Banca's capitalization policy, whereby 50% of its previous fiscal year's net income is capitalized, Corp Banca's capital and reserves have been an important source of funding loan growth. In addition, as a result of the fluctuation in prevailing interest rates, savings accounts and time deposits were also an important source of funding in 2005, increasing by Ch$55,769 million in real terms, or 3.3%.

Corp Banca saw year on year an increase of Ch$10,401 million as of December 31, 2005, or 17.5%, in domestic borrowings, in part due to an increase of Ch$5,821 million, or 3.3%, in current (checking) accounts and and other sight deposits, net of funds in process of settlement. These non-interest bearing liabilities are also an important source of funding.

In addition, in April 2005, Corp Banca issued a bond in the Chilean local market in the principal amount of U.F.8,000,000 (approximately US$250 million). The terms of the bond include a 5-year maturity, interest of 3.00% per annum, and a bullet payment of principal at maturity. The purpose of this issuance was to decrease the gap between assets and liabilities with respect to both currencies (adjusted) and terms to maturity.

>>  Solvency

Corp Banca's Basle Index dropped from 14.5% in 2004 to 13.5% in 2005. Nonetheless, Corp Banca's Basle Index continues to be one of the highest among institutions in the Chilean banking sector, reflecting Corp Banca's sound solvency.


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                             CHILEAN BANKING SECTOR


>>  Analysis of Results

Net income for the Chilean banking sector for 2005 grew by Ch$88,720 million, or 12.9%, to Ch$777,842 million, compared to 2004. This growth is mainly explained by the increase in net interest margin (net interest revenues over interest-earning assets), which rose by Ch$190,414 million as a result of an increase in business activity as well as an increase in the consumer price index
(CPI) during 2005. There was also a Ch$30,033 million increase in fee income and a Ch$5,202 million increase in income from foreign exchange transactions, net, bolstered by price variations of foreign currencies. Provisions for loan losses decreased by Ch$66,020 million for 2005 compared to 2004, demonstrating improvements in the quality of the portfolio of the Chilean banking sector.

Gains from trading activities, net originated by the management of investment portfolios dropped by Ch$72,465 million, or 66.4%, for 2005 compared to 2004. Operating expenses increased by Ch$41,802 million and the efficiency index for the sector improved slightly to 54.1% as of December 31, 2005 from 55.8% as of December 31, 2004.

The following table shows certain information relating to the results of the Chilean banking sector for the periods indicated, in millions of Chilean pesos (except percentages):

                                                        Twelve months       Twelve months       Change between    Percentage Change
                                                       ended December 31,   ended December 31,   2004 and 2005     between 2004 and
                                                            2004                 2005                periods         2005 periods
Gross Margin                                                    2,396,724            2,550,198          153,474                 6.4%
Operating expenses                                            (1,337,540)          (1,379,341)         (41,802)                 3.1%
Provisions for loan losses                                      (298,803)            (232,783)           66,020              (22.1%)
Income attributable to investments in other companies             128,126              129,288            1,162                 0.9%
Other non-operating expenses                                     (11,378)             (42,313)         (30,935)               271.9%
Net loss from price-level restatement                            (56,911)             (86,815)         (29,904)                52.5%
Net income before taxes                                           820,218              938,233          118,014                14.4%
Income tax provisions                                           (131,096)            (160,391)         (29,295)                22.3%
Net income                                                        689,122              777,842           88,720                12.9%


Profitability, measured in terms of return on equity, in the Chilean banking sector increased to 17.9% for 2005, compared to 16.8% for 2004. The Chilean banking sector's adjusted net interest margin (forward contracts) remained at 3.6%.


>>  Business Activity

As of December 31, 2005, total loans, net of interbank loans for the Chilean banking sector grew by Ch$5,550.1 million, or 14.3%, compared to December 31, 2004. Retail loan activity contributed to this growth, as housing mortgage loans increased by 16.6% and consumer loans grew by 20.6% during the same period.

Commercial loans in the Chilean banking sector grew by 14.5% from December 31, 2004 to December 31, 2005. Leasing contracts grew by 26.6%, while factoring operations expanded by 121.3% during the same period. Non-housing mortgage loans decreased by 16.5% from December 31, 2004 to December 31, 2005.

The quality of total loans, net of interbank loans in the Chilean banking sector has improved in line with Chilean economic improvement. Past-due loans fell by 13.9% in 2005, constituting 0.9%




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of total loans, net of interbank loans, as of December 31, 2005, compared to
1.2% as of December 31, 2004.

Hedge allowances for past-due loans improved, rising from 165.2% for 2004 to 177.6% for 2005. Following the same trend, the risk index of the Chilean banking sector decreased from 2.0% in 2004 to 1.6% in 2005.

The following table sets forth certain information relating to the composition of the loan portfolio for the periods indicated, in millions of Chilean pesos (except percentages):


                                                       As of December 31,   As of December 31,   Change from       Percentage Change
                                                             2004                 2005         December 31, 2004   from December 31,
                                                                                                      to 2005         2004 to 2005
Commercial*                                                    16,117,946           18,459,905        2,341,960                14.5%
Consumer                                                        4,504,650            5,432,683          928,033                20.6%
Foreign trade                                                   2,885,889            2,926,940           41,051                 1.4%
Housing mortgages                                               3,908,979            3,640,802        (268,178)               (6.9%)
Commercial mortgages                                            1,773,952            1,461,029        (312,923)              (17.6%)
Other commercial mortgages                                        201,144              187,665         (13,479)               (6.7%)
Other housing mortgages                                         3,947,855            5,521,855        1,574,000                39.9%
Leasing contracts                                               1,684,880            2,132,706          447,826                26.6%
Factored receivables                                              278,215              615,682          337,467               121.3%
Contingent                                                      2,882,356            3,431,391          549,036                19.0%
Past due loans                                                    471,318              405,872         (65,445)              (13.9%)
Other outstanding loans                                            36,687               27,456          (9,230)              (25.2%)
Total loans (net of interbank loans)                           38,693,870           44,243,988        5,550,117                14.3%
(*) Excludes Commercial Mortgages

>>  Financing

Due to gradual increases in interest rates, savings accounts and time deposits in the Chilean banking sector increased by Ch$5,201,394 million, domestic borrowings decreased by Ch$507,052 million and foreign borrowings increased by Ch$343,542 million from December 31, 2004 to December 31, 2005.





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>>  Analysis of Results

Fourth Quarter of 2005

The following table sets forth certain information relating to the composition of Corp Banca's net income for the periods indicated, in millions of Chilean pesos (except percentages):

                                                                                               Change between    Percentage change
                                                  Fourth quarter 2004  Fourth quarter 2005  fourth quarter 2004   between fourth
                                                                                                  and 2005       quarter 2004 and
                                                                                                                       2005

Gross margin                                                   38,324               37,370                (954)               (2.5%)
Operating expenses                                           (15,629)             (15,748)                (119)                 0.8%
Provisions for loan losses                                    (3,522)              (2,740)                  782              (22.2%)
Income attributable to investments in other companies              59                   59                    0                 0.5%
Other non-operating expenses                                    (783)                (477)                  306              (39.1%)
Net loss from price-level restatement                         (1,841)              (3,640)              (1,799)                97.7%
Net income before taxes                                        16,607               14,823              (1,784)              (10.7%)
Income tax provisions                                         (3,118)              (2,016)                1,102              (35.4%)
Net income                                                     13,489               12,807                (681)               (5.0%)


Corp Banca's net income for the fourth quarter of 2005 decreased by Ch$681 million, or 5.0% (Ch$0.23 per share or US$2.20 per ADR), when compared to the same period in 2004. The decrease was mainly due to a Ch$1,799 million decrease in net loss from price-level restatement caused by a lower consumer price index
(CPI) for the period, and a Ch$954 million decrease in gross margin.

Our efficiency ratio dropped from 40.8% for the fourth quarter of 2004 to 42.1% for the fourth quarter of 2005 due to an increase of Ch$119 million in operating expenses and to the same reasons for the decrease in net income. Similarly, gross margin over interest-earning assets (total loans and financial investments) fell from 5.0% to 4.6% for the same period.

Due to the decrease in gross margin, Corp Banca's return on equity for the fourth quarter of 2005 fell to 14.4%, compared to 16.0% for the fourth quarter of 2004. On a pre-tax basis, these ratios were 19.7% and 16.7% for the fourth quarters of 2004 and 2005, respectively.

Return on interest-earning assets also decreased, from 1.8% for the fourth quarter of 2004 to 1.6% for the fourth quarter of 2005. On a pre-tax basis this represents a decrease from 2.2% for the fourth quarter of 2004 to 1.8% for the fourth quarter of 2005.



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Year Ended December 31, 2005

The following table sets forth certain information relating to the composition of Corp Banca's consolidated net income for the periods indicated, in millions of Chilean pesos (except percentages):


                                                        Twelve months       Twelve months       Change between    Percentage change
                                                       ended December 31,   ended December 31,   2004 and 2005     between 2004 and
                                                            2004                 2005                periods         2005 periods
Gross Margin(*)                                                   142,401              148,013            5,611                 3.9%
Operating expenses                                               (55,776)             (59,188)          (3,412)                 6.1%
Provisions for loan losses                                       (18,772)             (13,831)            4,941              (26.3%)
Income attributable to investments in other companies                 233                  217             (17)               (7.1%)
Other non-operating expenses                                     (2,0060)              (1,291)              769              (37.3%)
Net loss from price-level restatement                             (6,685)             (10,557)          (3,871)                57.9%
Net income before taxes                                            59,341               63,362            4,021                 6.8%
Income tax provisions                                             (6,746)             (10,730)          (3,983)                59.0%
Net income                                                         52,595               52,633               38                 0.1%
(*) See table below for gross margin composition


Corp Banca posted net income of Ch$52,633 million (Ch$0.23 per share or US$2.26 per ADR) for 2005, representing a 0.1% increase compared to net income of Ch$52,595 million for 2004. On a pre-tax basis, Corp Banca had net income of Ch$63,362 million for 2005, reflecting an increase of 6.8% compared to 2004. The difference between net income and pre-tax income reflects an income tax provision at the beginning of the second half of 2004 following the full utilization of tax loss carryforwards relating to subordinated debt of the Central Bank of Chile held by Corp Banca.

Gross margin for 2005 increased by Ch$5,611 million, or 3.9%, compared to 2004. However, due to the growth in interest-earning assets (total loans and financial investments) and a low consumer price index (CPI) for the first quarter of 2005, gross margin over total assets remained at 4.3% from 2004 to 2005. Net interest margin dropped from 3.8% in 2004 to 3.6% in 2005.

Operating expenses increased by 6.1% in 2005, primarily due to increased hiring of personnel required to meet the growth in Corp Banca's business activity. Notwithstanding the increase in hiring, Corp Banca's efficiency ratio was 40.0% for 2005, which continues to be one of the lowest among its peers of comparable size in terms of loan portfolio and markets served.

Provisions for loan losses decreased by Ch$4,941 million, or 26.3%, in 2005 compared to 2004 as a result of improvements in Corp Banca's loan portfolio, net of interbank loans, demonstrating improved performance of the Chilean economy and the effectiveness of the risk management policies of Corp Banca.

Net loss from price-level restatement increased by Ch$3,871 million mainly as a result of the 7.8% growth in Corp Banca's capital and reserves in 2005, as well as a higher inflation rate of 3.6% for 2005 compared to 2.4% for 2004. Substantially all of Corp Banca's assets and liabilities are monetary. Chilean GAAP requires that non-monetary assets and liabilities (primarily bank facilities and equipment and shareholders' equity) be restated in constant pesos of purchasing power at the most recent balance sheet date. Losses arise when such restatements to fixed assets are less than such restatements to shareholders' equity and other non-monetary liabilities.

Finally, the larger income tax provisions in 2005 were the result of an income tax provision at the beginning of the second half of 2004 following the full utilization of tax loss carryforwards relating to subordinated debt of the Central Bank of Chile held by Corp Banca.


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>>  Gross margin

Fourth Quarter of 2005

The following table sets forth certain information relating to the composition of Corp Banca's gross margin for the periods indicated, in millions of Chilean pesos (except percentages):


                                                                                                                  Percentage change
                                                                                               Change between       between fourth
                                                   Fourth quarter 2004   Fourth quarter 2005  fourth quarter 2004  quarter 2004 and
                                                                                                  and 2005                2005
Net interest revenue                                            30,134                32,590                2,456               8.2%
Fees and income from services, net                               5,702                 7,453                1,751              30.7%
Gains from trading activities, net                               2,193               (1,663)              (3,856)           (175.8%)
Foreign exchange transactions, net                                 407                 1,038                  631             155.1%
Other operating income, net                                      (112)               (2,048)              (1,936)            1729.9%
Gross margin                                                    38,324                37,370                (954)             (2.5%)

Net interest revenue, as adjusted (*)                           32,377                33,893                1,516               4.7%
Foreign exchange rate earnings, as adjusted (*)                (1,837)                 (266)                1,571            (85.5%)
(*) Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes


Net interest revenues increased by Ch$2,456 million for the fourth quarter of 2005 compared to the fourth quarter of 2004. The increase was due mainly to the growth of Corp Banca's loan portfolio, particularly loans with better financial margins, which partially offset the increase in funding cost. Fees and income from services, net increased by 30.7% due to higher fees relating to Corp Banca's checking accounts and credit cards.

In contrast, gains from trading activities, net decreased by Ch$3,856 million for the fourth quarter of 2005 compared to the first quarter of 2004 due to increases in the domestic interest rates.

Other operating income, net decreased by Ch$1,936 million for the fourth quarter of 2005 compared to the fourth quarter of 2004, due mainly to increased in expenses for external sales forces related to retail banking and the growth in Corp Banca's loan portfolio.

Year Ended December 31, 2005

The following table sets forth certain information relating to the composition of Corp Banca's gross margin for the periods indicated, in millions of Chilean pesos (except percentages):


                                                        Twelve months       Twelve months       Change between    Percentage change
                                                       ended December 31,   ended December 31,   2004 and 2005     between 2004 and
                                                            2004                 2005                periods         2005 periods
Net interest revenue                                              115,956              116,767              811                 0.7%
Fees and income from services, net                                 19,533               23,174            3,641                18.6%
Gains from trading activities, net                                 10,536               11,908            1,372                13.0%
Foreign exchange transactions, net                                  1,308                1,597              289                22.1%
Other operating income, net                                       (4,932)              (5,433)            (502)                10.2%
Gross margin                                                      142,401              148,013            5,611                 3.9%

Net interest revenue, as adjusted (*)                             119,252              120,253            1,001                 0.8%
Foreign exchange rate earnings, as adjusted (*)                   (1,988)              (1,889)               99               (5.0%)
(*) Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes


Gross margin at Corp Banca grew by 3.9% to Ch$148,013 million for 2005. This growth is mainly due to an increase of Ch$3,641 million in fees and income from services, net as a result of higher fees related to current (checking) accounts and credit cards, an increase of Ch$1,372 million in gains from trading activities, net as a result of increased trading caused by fluctuations in prevailing



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interest rates and an increase of Ch$811 million in net interest revenue as a result of the growth of Corp Banca's loan portfolio. These positive gains were partially offset by a decrease of Ch$502 million in other operating income, net for the fourth quarter of 2005 compared to the fourth quarter of 2004, as a result of higher external sales force expenses.


>>  Operating Expenses

Fourth Quarter of 2005

The following table sets forth certain information relating to the composition of Corp Banca's operating expenses for the periods indicated, in millions of Chilean pesos (except percentages):



                                                                                                                  Percentage change
                                                                                               Change between       between fourth
                                                   Fourth quarter 2004   Fourth quarter 2005  fourth quarter 2004  quarter 2004 and
                                                                                                  and 2005                2005
Personnel salaries and expenses                                (9,574)              (10,114)                (540)               5.6%
Administrative and other expenses                              (4,812)               (4,288)                  524            (10.9%)
Depreciation and amortization costs                            (1,243)               (1,346)                (103)               8.3%
Total operating expenses                                      (15,629)              (15,748)                (119)               0.8%


Operating expenses for the fourth quarter of 2005 remained relatively flat compared to the same period of 2004. Personnel salaries and expenses rose by Ch$540 million due to increased hiring of personnel required to meet the growth in Corp Banca's business activity. The number of personnel at Corp Banca rose from 1,963 as of December 31, 2004 to 2,170 as of December 31, 2005. However, administrative and other expenses decreased by Ch$524 million.

Year Ended December 31, 2005

The following table sets forth certain information relating to the composition of Corp Banca's operating expenses for the periods indicated, in millions of Chilean pesos (except percentages):


                                                        Twelve months       Twelve months       Change between    Percentage Change
                                                       ended December 31,   ended December 31,   2004 and 2005     between 2004 and
                                                            2004                 2005                periods         2005 periods
Personnel salaries and expenses                                  (34,367)             (37,235)          (2,868)                 8.3%
Administrative and other expenses                                (16,455)             (16,800)            (345)                 2.1%
Depreciation and amortization costs                               (4,954)              (5,153)            (199)                 4.0%
Total operating expenses                                         (55,776)             (59,188)          (3,412)                 6.1%



Total operating expenses increased by 6.1%, to Ch$59,188 million for 2005 compared to 2004. The increase reflects the growth of Corp Banca's business activities and loan portfolio. These expenses include personnel salaries and expenses, which represented the highest increase, from Ch$34,367 million for 2004 to Ch$37,235 million for 2005. Notwithstanding the increase in expenses, Corp Banca's consolidated efficiency ratio was 40.0% for 2005, which remains one of the most favorable efficiency ratios among its peers of comparable size in terms of loan portfolio and markets served. As part of its strategy to maximize efficiency, Corp Banca has been generating economies of scale through client expansion, fostering initiatives to improve productivity and tying compensation to performance levels.

>>  Business Activity and Portfolio Quality

The following table sets forth certain information relating to Corp Banca's loan portfolio for the periods indicated, in millions of Chilean pesos (except percentages):


                                                       As of December 31,   As of December 31,   Change from       Percentage change
                                                             2004                 2005         December 31, 2004   from December 31,
                                                                                                      to 2005         2004 to 2005
Commercial*                                                     1,163,831            1,303,282          139,451                12.0%
Consumer                                                          297,142              352,616           55,474                18.7%
Foreign trade                                                     185,094              210,618           25,525                13.8%
Housing mortgages                                                  95,765              110,770           15,005                15.7%
Commercial mortgages                                              208,135              197,217         (10,918)               (5.2%)
Other commercial mortgages                                          1,498                  931            (568)              (37.9%)
Other housing mortgages                                            86,076              121,605           35,529                41.3%
Leasing contracts                                                 185,453              209,925           24,472                13.2%
Factored receivables                                               62,282               59,999          (2,282)               (3.7%)
Contingent                                                        203,851              226,538           22,687                11.1%
Past due loans                                                     20,350               24,998            4,648                22.8%
Other outstanding loans                                             1,420                  115          (1,305)              (91.9%)
Total loans (net of interbank loans)                            2,510,897            2,818,614          307,717                12.3%
(*) Excludes Commercial Mortgages



Total loans, net of interbank loans as of December 31, 2005 increased by 12.3% to Ch$2,818.6 million compared to 2004. However, total market share dropped from 6.5% as of December 31, 2004 to 6.4% as of December 31, 2005. In order to continue being profitable, Corp Banca's strategy has been to concentrate its efforts in growing its loan portfolio with housing


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mortgages loans, consumer loans and credit cards (which have higher financial margins) and increasing general financial services for the small and medium-sized corporate business sectors. These efforts have led to a drop in Corp Banca's activities in the corporate and large company sector (where operations have lower financial margins). Corp Banca's total market share decreased from 6.5% as of December 31, 2004 to 6.4% as of December 31, 2005.

Growth in the loan portfolio was significantly affected by housing mortgage loans, which grew by 27.8% during 2005, followed by consumer loans which grew by 18.7%, followed by foreign trade loans, which grew by 13.8% and commercial loans, which grew by 12.0%.

In absolute terms, Corp Banca's commercial loans grew by Ch$139,451 million, representing the largest growth in the loan portfolio, followed by consumer loans with Ch$55,474 million, housing mortgage loans with Ch$50,534 million, and foreign trade loans with Ch$25,525 million. The above-described growth in Corp Banca's total loan portfolio demonstrates general economic recovery in Chile, an increase in prevailing interest rates, and the execution of an active marketing program by Corp Banca oriented at placing its most profitable portfolio products, which include housing mortgages, consumer loans and loans to small and medium-sized businesses.

Corp Banca's housing mortgage loan portfolio increased by 27.8% in 2005, outpacing the 16.6% expansion experienced during the same period by the Chilean banking sector. Corp Banca's market share for this loan category increased from 2.3% as of December 31, 2004 to 2.5% as of December 31, 2005. Housing mortgage loans are an important product line for Corp Banca as they provide the bank with opportunities to cross-sell other products.

Despite the 12.3% growth in total loans, net of interbank loans, Corp Banca's market share decreased from 6.5% as of December 31, 2004 to 6.4% as of December 31, 2005. The decrease in market share was due to Corp Banca's increase in loans with higher financial margins rather than corporate and large company loans which are of a higher volume.

Corp Banca's strong growth in its total loan portfolio helped offset an increase in allowances for loan losses of 2.8% as of December 31, 2005. Corp Banca had a risk index of 1.56% as of December 31, 2005 compared to 1.70% as of December 31, 2004 and which is slightly better than the 1.61% risk index for the Chilean banking sector.


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The quality of Corp Banca's loan portfolio is demonstrated by a decrease from
1.0% as of December 31, 2004 to 0.8% as of December 31, 2005 of the ratio of past-due loans over total loans. As of December 31, 2005, the ratio of past-due loans for the Chilean banking industry was 0.9%.


>>  Financing

The following table sets forth certain information relating to Corp Banca's sources of financing as of the dates indicated, in millions of Chilean pesos (except percentages):


                                                       As of December 31,   As of December 31,   Change from       Percentage change
                                                             2004                 2005         December 31, 2004   from December 31,
                                                                                                      to 2005         2004 to 2005
Savings accounts and time deposits                              1,670,320            1,726,089           55,769                 3.3%
Current (checking) accounts                                       135,468              149,247           13,779                10.2%
Banker's drafts and other sight deposits                          134,046               55,303         (78,743)              (58.7%)
Mortgage bonds                                                    331,664              292,737         (38,927)              (11.7%)
Domestic borrowings                                                59,348               69,749           10,401                17.5%
Foreign borrowings                                                229,808              223,584          (6,224)               (2.7%)

Funds in process of settlement                                     92,556               21,771         (70,785)              (76.5%)
Current (checking) accounts and other sight deposits (*)          176,958              182,778            5,821                 3.3%
(*) Net from funds in process of settlement



Due to Corp Banca's capitalization policy, whereby 50% of its previous fiscal year's net income is capitalized, Corp Banca's capital and reserves have been an important source of funding loan growth. In addition, as a result of the fluctuation in prevailing interest rates, savings accounts and time deposits were also an important source of funding in 2005, increasing by Ch$55,769 million in real terms, or 3.3%

Corp Banca saw year on year an increase of Ch$10,401 million as of December 31, 2005, or 17.5%, in domestic borrowings, in part due to an increase of Ch$5,821 million, or 3.3%, in current (checking) deposits and other sight deposits, net of funds in process of settlement. These non-interest bearing liabilities are also an important source of funding.

In addition, in April 2005, Corp Banca issued a bond in the Chilean local market in the principal amount of U.F.8,000,000 (approximately US$250 million). The terms of the bond include a 5-year maturity, interest of 3.00% per annum, and a bullet payment of principal at maturity. The purpose of this issuance was to decrease the gap between assets and liabilities with respect to both currencies (adjusted) and terms to maturity.


>>  Solvency and Profitability

The capital increase that took place in November 2002 and the capitalization at the beginning of 2005 of 50% of Corp Banca's 2004 net income (Ch$25,384 million), in accordance with the bank's capitalization policy, has allowed Corp Banca to use its capital resources to increase the size of its loan portfolio and expand its offering of financial investments.

As of December 31, 2005, Corp Banca had Ch$354,893 million (US$690 million) in capital and reserves, placing the bank in fourth place among its peers of comparable size in terms of loan portfolio and markets served, and had a market share of 8.1% of the total capital and reserves of the Chilean banking sector.



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Corp Banca's Basle Index dropped from 14.5% in 2004 to 13.5% in 2005.
Nonetheless, Corp Banca's Basle Index continues to be one of the highest among institutions in the Chilean banking sector, reflecting Corp Banca's sound solvency. However, return on equity dropped from 15.6% for 2004 to 14.8% for 2005. This decrease was due in part to the increase in Corp Banca's capital base as a result of the capitalization of 50% of the 2004 net income and to the impact of the recordation of tax provisions in the second half of 2004 following the full utilization of tax loss carryforwards. On a pre-tax basis, Corp Banca's return on equity for 2005 was 17.9% compared to 17.6% for 2004.

Finally, return on interest-earning assets also decreased from 1.8% for the fourth quarter of 2004 to 1.6% for the fourth quarter of 2005. On a pre-tax basis, the decrease was from 2.2% in the fourth quarter of 2004 to 1.8% in the fourth quarter of 2005.


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
                                                         Twelve months       Tweleve months                 Change
                                                       ended December 31,   ended December 31,
                                                            2004                 2005           Ch$ millions              %
OPERATING INCOME
Net interest revenue                                            115,955.9            116,767.4         811.5              0.7%
Gains from trading activities                                    10,536.0             11,908.1       1,372.1             13.0%
Fees and income from services, net                               19,533.1             23,173.6       3,640.5             18.6%
Foreign exchange transactions, net                                1,307.9              1,596.5         288.6             22.1%
Other operating income (loss), net                              (4,931.5)            (5,433.0)       (501.5)             10.2%
Gross margin                                                    142,401.4            148,012.6       5,611.2              3.9%

Personnel salaries and expenses                                (34,367.1)           (37,235.0)     (2,867.9)              8.3%
Administrative and other expenses                              (16,454.8)           (16,799.9)       (345.1)              2.1%
Depreciation and amortization                                   (4,954.2)            (5,153.1)       (198.9)              4.0%
Total operating expenses                                       (55,776.1)           (59,188.0)     (3,411.9)              6.1%

Net operating income                                             86,625.3             88,824.6       2,199.3              2.5%

Provisions for loan losses (*)                                 (18,771.7)           (13,831.2)       4,940.5           (26.3%)

Operating income                                                 67,853.6             74,993.4       7,139.8             10.5%

OTHER INCOME AND EXPENSES
Non-operating income                                              2,852.6              2,732.2       (120.4)            (4.2%)
Non-operating expenses                                          (4,912.6)            (4,023.3)         889.3           (18.1%)
Income attributable to investments in other companies               233.1                216.6        (16.5)            (7.1%)
Price level restatement                                         (6,685.4)           (10,556.5)     (3,871.1)             57.9%
Total other income and expenses                                 (8,512.3)           (11,631.0)     (3,118.7)             36.6%

Income before income taxes                                       59,341.3             63,362.4       4,021.1              6.8%

Income taxes                                                    (6,746.4)           (10,729.6)     (3,983.2)             59.0%
Income after income taxes                                        52,594.9             52,632.8          37.9              0.1%

Minority interest                                                      -                   -              -                 -
Net income                                                       52,594.9             52,632.8          37.9              0.1%

(*) Under regulations effective January 1, 2004, provisions for loan losses are stated net of recoveries of previously charged off loans.




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


                                                                                                              Change
                                                   Fourth quarter 2004   Fourth quarter 2005
                                                                                                  Ch$ millions              %
OPERATING INCOME
Net interest revenue                                          30,133.5              32,589.5           2,456.0           8.2%
Gains from trading activities                                  2,193.2             (1,662.5)         (3,855.7)       (175.8%)
Fees and income from services, net                             5,701.9               7,452.5           1,750.6          30.7%
Foreign exchange transactions, net                               406.8               1,037.8             631.0         155.1%
Other operating income (loss), net                             (111.9)             (2,047.7)         (1,935.8)       1,729.9%
Gross margin                                                  38,323.5              37,369.6           (953.9)         (2.5%)

Personnel salaries and expenses                              (9,574.0)            (10,113.9)           (539.9)           5.6%
Administrative and other expenses                            (4,812.3)             (4,288.3)             524.0        (10.9%)
Depreciation and amortization                                (1,243.1)             (1,345.8)           (102.7)           8.3%
Total operating expenses                                    (15,629.4)            (15,748.0)           (118.6)           0.8%

Net operating income                                          22,694.1              21,621.6         (1,072.5)         (4.7%)

Provisions for loan losses (*)                               (3,522.2)             (2,740.0)             782.2        (22.2%)

Operating income                                              19,171.9              18,881.6           (290.3)         (1.5%)

OTHER INCOME AND EXPENSES
Non-operating income                                             721.8                 510.7           (211.1)        (29.2%)
Non-operating expenses                                       (1,504.8)               (987.8)             517.0        (34.4%)
Income attributable to investments in other companies             58.8                  59.1               0.3           0.5%
Price level restatement                                      (1,840.9)             (3,640.3)         (1,799.4)          97.7%
Total other income and expenses                              (2,565.1)             (4,058.3)         (1,493.2)          58.2%

Income before income taxes                                    16,606.8              14,823.3         (1,783.5)        (10.7%)

Income taxes                                                 (3,118.3)             (2,015.9)           1,102.4        (35.4%)
Income after income taxes                                     13,488.5              12,807.4           (681.1)         (5.0%)

Minority interest                                                  -                     -                 -              -
Net income                                                    13,488.5              12,807.4           (681.1)         (5.0%)

(*) Under regulations effective January 1, 2004, provisions for loan losses are stated net of recoveries of previously charged off loans.




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

                                                                   As of December 31,        As of December 31,
                                                                     2004 or for the           2005 or for the
       Selected Performance Ratios                                 twelve months then        twelve months then
                                                                           ended                    ended
Solvency indicators
Basle index                                                                   14.5%                   13.5%
Shareholders' equity /Total assets                                            10.2%                   10.3%
Shareholders' equity /Total liabilities                                       11.5%                   11.6%

Credit quality ratios
Risk index (1)                                                                 1.7%                    1.6%
Past due loans / Total loans                                                   0.8%                    0.9%
Allowances / Total loans                                                       1.7%                    1.6%
Allowances / Past due loans                                                  211.8%                  177.4%
Allowances for loan losses / Total loans                                       0.7%                    0.5%
Allowances for loan losses / Gross margin                                     13.2%                    9.3%
Allowances for loan losses / Net income                                       35.7%                   26.3%

Profitability ratios
Net interest revenue / Interest-earning assets (2)                             3.8%                    3.6%
Net interest revenue, as adjusted (3) / Interest-earning assets                3.5%                    3.4%
Gross margin/ Total assets                                                     4.3%                    4.3%
Gross margin/ Interest-earning assets (2)                                      4.7%                    4.5%
Provisions and charge-off expenses/ Total assets                               0.6%                    0.4%
ROA (before taxes), over total assets                                          1.8%                    1.8%
ROA (before taxes), over interest-earning assets (2)                           1.9%                    1.9%
ROE (before taxes)                                                            17.6%                   17.9%
ROA, over total assets                                                         1.6%                    1.5%
ROA, over interest-earning assets (2)                                          1.7%                    1.6%
ROE                                                                           15.6%                   14.8%
Earnings from subsidiaries  / Investment in subsidiaries                      13.5%                   12.6%

Efficiency ratios
Operating expenses / Total assets                                              1.7%                    1.7%
Operating expenses/ Total loans                                                2.2%                    2.1%
Operating expenses / Gross margin                                             39.2%                   40.0%

Earnings
Earnings per share before taxes (Chilean pesos per share)                     0.26                    0.28
Earnings per ADR before taxes (U.S. dollars per ADR)                          2.34                    2.72
Earnings per share (Chilean pesos per share)                                  0.23                    0.23
Earnings per ADR (U.S. dollars per ADR)                                       2.07                    2.26

(1) New risk index considers total loan loss allowances
(2) Interest-earning assets : Total loans and financial investments
(3) Includes exchange rate earnings from the forward contracts




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

       Selected Performance Ratios                              Fourth quarter 2004     Fourth quarter 2005
Credit quality ratios
Allowances for loan losses / Total loans                                       0.6%                    0.4%
Allowances for loan losses / Gross margin                                      9.2%                    7.3%
Allowances for loan losses / Net income                                       26.1%                   21.4%

Profitability ratios
Net interest revenue / Interest-earning assets (1)                             3.9%                    4.0%
Gross margin/ Total assets                                                     4.6%                    4.3%
Gross margin/ Interest-earning assets (1)                                      5.0%                    4.6%
Provisions and charge-off expenses/ Total assets                               0.4%                    0.3%
ROA (before taxes), over total assets                                          2.0%                    1.7%
ROA (before taxes), over interest-earning assets (1)                           2.2%                    1.8%
ROE (before taxes)                                                            19.7%                   16.7%
ROA, over total assets                                                         1.6%                    1.5%
ROA, over interest-earning assets (1)                                          1.8%                    1.6%
ROE                                                                           16.0%                   14.4%
Earnings from subsidiaries  / Investment in subsidiaries                      13.6%                   13.7%

Efficiency ratios
Oper. Expenses/ Total assets                                                   1.9%                    1.8%
Oper. Expenses/ Total loans                                                    2.5%                    2.2%
Oper. Expenses / Gross operating margin                                       40.8%                   42.1%

(1) Interest-earning assets: Total loans and financial investments



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
                                                         Twelve months       Twelve months                 Change
                                                       ended December 31,   ended December 31,
                                                            2004                 2005           Ch$ millions              %
Assets

Cash and due from banks                                         164,311.8             73,615.8    (90,696.0)           (55.2%)
Total Loans                                                   2,510,897.2          2,818,248.2     307,351.0             12.2%
Allowances                                                     (43,108.5)           (44,336.2)     (1,227.7)              2.8%
Loans, net                                                    2,467,788.7          2,773,912.0     306,123.3             12.4%
Loans to financial institutions                                  20,723.4             30,010.5       9,287.1             44.8%
Securities trading                                               25,138.0              6,574.2    (18,563.8)           (73.8%)
Investments                                                     531,222.6            420,089.4   (111,133.2)           (20.9%)
Other assets                                                     73,076.2            118,284.3      45,208.1             61.9%
Fixed assets                                                     34,580.4             33,616.4       (964.0)            (2.8%)

Total assets                                                  3,316,841.1          3,456,102.6     139,261.5              4.2%

Liabilities
Current (checking) accounts                                     135,467.7            149,246.5      13,778.8             10.2%
Savings accounts and time deposits                            2,423,724.6          2,364,939.9    (58,784.7)            (2.4%)
Subordinated bonds                                               47,956.2            190,397.1     142,440.9            297.0%
Borrowings from domestic financial institutions                  59,347.8             69,748.5      10,400.7             17.5%
Foreign borrowings                                              229,807.9            223,584.1     (6,223.8)            (2.7%)
Other borrowings                                                 30,590.9             50,660.7      20,069.8             65.6%

Total liabilities                                             2,926,895.1          3,048,576.8     121,681.7              4.2%

Shareholders' equity                                            389,946.0            407,525.8      17,579.8              4.5%

Total liabilities and shareholders' equity                    3,316,841.1          3,456,102.6     139,261.5              4.2%



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FORWARD-LOOKING INFORMATION

To the extent that some statements and assumptions contained herein constitute forward-looking statements, such statements are based on the point of view and the assumptions of management, and involve known and unknown risks and uncertainties. Results may be materially different from those expressed or implicit in such statements.

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Contacts - Corp Banca:

                                     Claudio Chamorro C.
                                     Planning and Development Manager / C.F.O.
                                     (56 - 2) 687-8114
                                     claudio.chamorro@corpbanca.cl


                                     Jaime Walls R.
                                     Planning Manager
                                     (56 - 2) 687-8603
                                     jaime.walls@corpbanca.cl


                                     Raul Rubel B.
                                     Investor Relations
                                     (56 - 2) 687-6075
                                     raul.rubel@corpbanca.cl



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